VITACIG, INC.

800 Bellevue Way NE, Suite 400, Bellevue, Washington 98004

(425) 462-4219

July 9, 2014

Via Edgar

Re: VitaCig, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed June 19, 2014

File No. 333-195397

After careful consideration and

To Whom it May Concern:

This letter shall serve as a reply to your letter correspondence, dated July 2, 2014 concerning VitaCig, Inc. and the registration statement on Form S-1 referenced above (the “Company”).

General

1. We note your response to our prior comment 2. We note in your response that you “believe [you] meet the statutory definition of an emerging growth company.” Please provide us an analysis as to why you believe you are an emerging growth company, given the distribution of shares that is categorized as a spin-off, from mCig.

We have noted your comment and  removed any reference to an“emerging growth company” designation.

Calculation of Registration Fee, page 2

2. It appears that footnote (3) is missing. Please revise or advise.

We have noted your comment and  revised the footnote.

Outside Cover Page of Prospectus

3. We note the statement that “[i]t is not, and is not to be construed as, an inducement or encouragement to buy or sell any of VitaCig’s securities or those of MCIG.” In your response to us please tell us how you believe this statement is consistent with the fact that this registration statement is an offering document being filed pursuant to Section 5 of the Securities Act.

We have noted your comment and deleted this disclosure.

Prospectus Summary, page 6

4. We note your response to our prior comment 4. Please remove the references to selling shareholders and selling security holders from the subject to completion legend on the top of the prospectus cover page and the first paragraph on page 6. In addition please remove the reference to a resale under the “Net Proceeds to us” discussion on page 8. In the alternative please tell us why this disclosure is still appropriate. Please also tell us why it is appropriate to include the statement on page 3 “The shareholders of mCig receiving shares in the distribution may be considered underwriters within the meaning of the Securities Act of 1933 in connection with the resale of the distributed shares.”

We have noted your comment and deleted the references to selling shareholders and security holders.

5. We note your response to our prior comment 7 and reissue in part. In one of your opening paragraphs, please disclose that you have had no revenues to date, your net losses, that you are a development stage company, and that your auditor has issued a going concern opinion.

We have noted your comment and revised the Prospectus Summary section to include this disclosure.

6. We note your response to our prior comment 8. Please revise to disclose how long you anticipate your present capital will last at your current burn rate without the addition of capital.

We have noted your comment and revised the Prospectus Summary section to include this disclosure.

Our Business, page 6

7. In the third paragraph under this heading, you state your confidence that your parent mCig will make available to you the majority of your financing needs over the next 12 months of $350,000 with any remainder of this amount coming from outside investors. On page 26 you state that as your largest shareholder, mCig will continue to fund your development through shareholder loans or equity capital injections. Since mCig will no longer own a majority interest in you after the intended spin off, it appears that mCig may no longer be considered your parent company after the spin-off. Please clarify this throughout your filing where appropriate or advise. Also, please substantiate the basis for your belief that mCig will continue to fund you after the spin-off and in sufficient amount to meet your needs. Disclose any arrangements you have or will have in place with mCig for this purpose. Further, state the basis for your belief that any remaining financing needs will be provided by outside investors, including any arrangements that you have or will have for this purpose. If no funding arrangements are or will be in place with any parties after the spin-off, please disclose this and that there is no assurance that your funding needs will be satisfied.

We have noted your comment and revised the disclosure to describe mCig as the largest shareholder and deleted any reference to “parent”. Further, we have adjusted the disclosure to reflect the potential risk to VitaCig, Inc. of not obtaining further funding.

Electronic Cigarettes, page 6

8. We note your response to our prior comment 14. Please clarify what you mean that you have “experienced organic interest” in your products from CNBC or remove.

We have noted your comment and deleted this disclosure.

Risk Factors, page 9

9. We note your response to our prior comment 18 and reissue. Please add risk factors that discuss the risk that it may not be possible for you to have adequate internal controls because two people occupy all of the corporate positions. Please also add a separate risk factor addressing the fact that there may not be funds available for net income because these two directors and officers will determine their salary and perquisites. In the alternative explain why these risk factors are not necessary.

We have noted your comment and expanded our risk facor on internal controls and added a risk factor regarding salaries and perquisites.

Risks Related to our Business, page 9

10. We note your response to our prior comment 20 and reissue. We note the risk factor on page 10 to which you refer in your response letter. Please also include a separate risk factor to discuss the competition you face from other companies offering electronic cigarettes with vitamins, as distinct from those companies offering electronic cigarettes without vitamins, as well as the fact that a better financed company can make and market a product virtually identical to yours but at a lower price since it does not appear patented.

We have noted your comment and added a risk factor regarding other companies offering electronic cigarettes with vitamins.

If we experience product recalls, page 10

11. We note your response to our prior comment 22. Please reconcile the disclosure in your new risk factor about the absence of product recall insurance, with your disclosure in this risk factor indicating that a recall could result in unexpected expenditures that could “exceed our product recall insurance coverage limits.” We suggest that you consider combining the two risk factors.

We have noted your comment and revised the respective risk factors.

We rely on Chinese factories for the production of our products, page 10

12. Consistent with your disclosure on page 22, please disclose here that you do not currently have any exclusive product or distribution arrangements with your manufacturer.

We have noted your comment and revised the risk factor.

Internet security poses a risk to our e-commerce sales, page 11

13. We note your response to our prior comment 23, but are unable to locate any applicable revisions. Please reconcile your statement here that you presently generate sales through your website, with your disclosure elsewhere that you have not yet generated revenues.

We have noted your comment and revised the risk factor as well as disclosed that we have generated nominal revenues since April 2014.

Our compliance with the Sarbanes-Oxley Act, page 13

14. We note your response to our prior comment 24. Please remove the word “sole” to describe your officers, since you have more than one officer.

We have noted your comment and revised the disclosure (including consolidating the risk factors on internal controls).

15. We note your response to our prior comment 25 and reissue. Please provide an estimate of the additional costs you expect to incur as a public company and address any risk of the ability of your company to absorb such costs.

We have noted your comment and provided the risk factor.

Capitalization, page 18

16. We note your response to our previous comment 29. The word “unaudited” is still in the table. Please revise.

We have noted your comment and revised the disclosure.

17. We note your response to our previous comment 48 and the related revisions. Please conform the presentation here to that for stockholders’ deficit in the balance sheet on page F-2 to include a line for “shares issued at spin off, discount from Par Value.”

We have noted your comment and revised the disclosure.

Business, page 19

18. We note your response to our prior comment 31. Please remove marketing and promotional language from the description of mCig, including that it focuses on two trends that are “sweeping the globe” and that eCigs are being adopted by “the world's 1.2 Billion smokers.” Please also provide support for or remove the statements that the mCig is the “world's most affordable” loose-leaf eCig, and that the mCig provides a “superior” smoking experience and delivers a “smoother” inhalation experience.

We have noted your comment and revised the disclosure to delete promotional language.

19. Please refer to the top paragraph on page 20. Please remove references to future products that may be developed by either mCig or Vapolution, and to the extent you wish to discuss future products that you are currently researching and developing, please provide greater detail about your plans and the anticipated costs and timeline associated with these product developments.

We have noted your comment and revised the disclosure.

Manufacturing, page 22

20. We note your response to our previous comment 39 and the related revision. In the first and second paragraphs, you refer to “manufacturers.” However, you refer to “manufacturer” in the third paragraph. Please reconcile the difference. Please clarify here that your manufacturer or all manufacturers, as the case may be, are located in China, as appears to be the case from you disclosure on page 11. If this is not the case, please advise and revise your disclosure accordingly, and designate which, if any, location is your primary manufacturer, and how you determine the quantify to be produced at each location.

We have noted your comment and revised the disclosure.

Plan of Operations, page 24

21. We note your response to our prior comment 40 and reissue in part. Where applicable, discuss the associated costs accompanying proposed steps in your business plan. For example, please discuss the anticipated costs associated with the billboards, endorsements, retail store distributions, lab testing, labeling and new product launches. Please also address any needed funds for implementing the planned business and if funding is not currently available, please also make that clear. In addition please clarify the timeline for implementation of your Retail Store Distribution and New Product Flavors and Categories.

We have noted your comment and revised the disclosure to include the following:

Management has estimated that the costs associated with implementation of its business plan over the next twelve months include, but are not limited to,  $100,000 in value for Billboards, $250,000 in value for Endorsements (both of which expenses will be satisfied by means other than cash expenditure), $100,000 for Retail Stock Distribution, and $25,000 for Lab Testing. Management estimates that funding of $400,000 will be needed to implement the business plan.  In the event funding is not realized, the business plan may need to be reduced or curtailed. However, in anticipation of implementing our business plan, we are currently implementing small pilot-scale store distribution in Vermont, Virginia, and North Dakota.  We are currently development two new flavors with the intent, although we cannot guarantee, to release those flavors in August 2014.

22. Please revise to state as your belief that the billboards will drive traffic to your website and social media increasing brand awareness and contributing to sales growth.

We have noted your comment and revised the disclosure.

23. We note the reference to Bam Margera endorsing VitaCig. If he was paid for the endorsement please disclose that fact. Please provide a supplemental consent from Mr. Margera to being cited in the prospectus. Please also revise to state as your belief that endorsements will drive traffic and sales growth.

We have noted your comment and deleted the disclosure.

Liquidity and Financial Condition, page 25

24. Please disclose the (i) amount of any funding you have received from mCig after February 28, 2014, (ii) purpose for and type of (e.g., loan or capital contribution) and (iii) material terms and conditions associated with the funding.

We have noted your comment and revised the disclosure

Financial Statements, page F-1

25. If your filing is not effective prior to July 13, 2014, please update the financial statements, and all associated disclosures, included in the filing pursuant to Rule 8-08 of Regulation S-X.

We have noted your comment and will update the financial statements, and all associated disclosures, included in the filing pursuant to Rule 8-08 of Regulation S-X, as required.

Notes to Financial Statements, page F-6

Note 2. Summary Significant Accounting Policies, page F-6

Revenue Recognition, page F-6

26. Please expand your disclosure to distinguish your revenue recognition between sales performed online and through your distribution network. For sales online, disclose the point in time when you consider the sales to be realized. For non-online sales, clarify whether distributors, retailers or ultimate consumers/end users are your direct customers from which you recognize revenues.

We have added the following disclosure:

VitaCig, Inc. recognizes revenue for sales online either direct to consumer or through our Wholesaler, Distributor, Reseller (WDR) program. For online sales, revenue is recognized by the Company at the time of order fulfillment. As payments are collected at the time of sale, the point of shipping revenue recognition method allows for minimum lag time between the sale of the product and the recognition of the revenue for Vitacig.

Signatures, page II-4

27. We note your response to our prior comment 52 and reissue. Please have your controller or principal accounting officer sign your registration statement in their individual capacity. Refer to the Instructions to Form S-1.

 We have noted your comment and revised the disclosure.

Exhibit 5.1

28. Please revise to have counsel consent to having the opinion filed as an exhibit to the registration statement.

We have noted your comment and requested counsel revise the disclosure.

The Company hereby acknowledges:

•            should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•            the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•            the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Paul Rosenberg

Paul Rosenberg

Chief Executive Officer